Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Michael Purcell

September 19, 2024

Re: SOUTHWESTERN ELECTRIC POWER COMPANY
Registration Statement No. 333-282060

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southwestern Electric Power Company hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on September 23, 2024, or as soon thereafter as is practicable.

Very truly yours,

SOUTHWESTERN ELECTRIC POWER COMPANY

By: /s/ David C. House
David C. House
Assistant Secretary